EXHIBIT 21

                         SUBSIDIARIES OF THE REGISTRANT



  1. The Finance Company, a Virginia corporation (100%).

     a. The Insurance Agency, Inc., a Virginia corporation owned 100% by The Finance Company.

     b. TFC Receivables Corporation, a Virginia corporation owned 100% by The Finance Company.

  2. First Community Finance, Inc., a Virginia corporation (100%).

  3. Recoveries, Inc., a Virginia corporation (100%)